Max-1 Acquisition Corporation

2255 GLADES ROAD, SUITE 324A,
BOCA RATON, FL 33431

April 20, 2017

VIA EDGAR

Laura Nicholson, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Max-1 Acquisition Corporation
Registration Statement on Form 10
Filed March 21, 2017
File No. 000-55764

Dear Ms. Nicholson:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) to Max-1 Acquisition Corporation (the “Company” ), concerning the Registration Statement on Form 10 filed by the Company with the Securities and Exchange Commission on March 21, 2017 (the “Registration Statement” ). We have filed an amendment (the “Amendment No. 1” ) to the Company’ s Form 10 concurrently with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. On behalf of the Company, the following are our responses to the Staff’s comments:

General

1.	As you note in your filing under “Explanatory Note,” your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and understands that it will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 once the Form 10 goes effective. The Company will continue to respond to the Staff’s comments until all of such comments have been addressed.

Certain Relationships and Related Transactions, page 8

2.	Please disclose the interest rate payable on the note issued to Mark Tompkins in the event of default.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure regarding the note issued to Mark Tompkins on pages 5, 8 and 9, to include the interest rate payable in the event of a default.

Sincerely,

MAX-1 ACQUISITION CORPORATION

By:	/s/ Ian Jacobs
Ian Jacobs, Chief Executive Officer